RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-203433

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated December 9, 2015
Pricing Supplement Date December __, 2015 to the Product Prospectus Supplement No. TP-2, Dated May 8, 2015, and the Prospectus Supplement and Prospectus, Each Dated April 30, 2015
$_________ Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018 Royal Bank of Canada

Royal Bank of Canada is offering Trigger Phoenix Autocallable Notes (the “Notes”) linked to the worst performing of two equity indices (each, a “Reference Index,” and collectively, the “Reference Indices”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, and will pay a quarterly Contingent Coupon at the annual rate of [6.00%-7.00%] (to be determined on the trade date) if the level of each of the Reference Indices is equal to or greater than its applicable Coupon Barrier.

Reference Indices	Initial Levels	Trigger Levels and Coupon Barriers
S&P 500® Index (“SPX”)	[ ]	[ ], which is 70% of the Initial Level
EURO STOXX 50® Index (“SX5E”)	[ ]	[ ], which is 70% of the Initial Level

The Notes will be automatically called for 100% of their principal amount, plus accrued interest, if the closing level of each Reference Index is equal to or greater than its Initial Level on any quarterly Observation Date, beginning on December 18, 2016.
At maturity, we will pay the principal amount of the Notes, unless the Final Level of any of the Reference Indices is less than its respective Trigger Level. If the Final Level of any Reference Index is less than its Trigger Level, instead of the principal amount, you will receive an amount of cash which will be less than the principal amount, based upon the percentage decrease of the Worst Performing Reference Index. Investors could lose some or all of their investment at maturity if there has been a decline in the level of any Reference Index.
Any payments on the Notes are subject to our credit risk.
Issue Date: December 23, 2015
Maturity Date: June 21, 2018
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Selected Risk Factors” beginning on page P-9 of this terms supplement, “Risk Factors” beginning on page PS-4 of the product prospectus supplement dated May 8, 2015, and “Risk Factors” beginning on page S-1 of the prospectus supplement dated April 30, 2015.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions	2.25%	$
Proceeds to Royal Bank of Canada	97.75%	$
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $22.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $22.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-19 below.
The initial estimated value of the Notes as of the date of this terms supplement is $949.01 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the trade date, which will not be less than $929.01 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date:	December 18, 2015
Issue Date:	December 23, 2015
CUSIP:	78012KKD8
Valuation Date:	June 18, 2018
Maturity Date:	June 21, 2018
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
If the closing level of each Reference Index is greater than or equal to its Coupon Barrier on the applicable Coupon Observation Date, we will pay the Contingent Coupon applicable to that date.
However, if the closing level of any of the Reference Indices is less than its Coupon Barrier on the applicable Coupon Observation Date, we will not pay you the Contingent Coupon applicable to that date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	[6.00%-7.00%] per annum. The actual Contingent Coupon Rate will be determined on the trade date.
Coupon Observation Dates:
Quarterly on March 18, June 18, September 18 and December 18 of each year, beginning on March 18, 2016, up to and including the Valuation Date, subject to postponement as described in the product prospectus supplement.

Coupon Payment Dates:
Three business days following each Observation Date, subject to postponement as described in the product prospectus supplement, except that the last Coupon Payment Date will occur on the second business day after the final Observation Date (corresponding to the Maturity Date and the Valuation Date, respectively).

Initial Level:	For each Reference Index, the applicable closing level on the trade date.
Final Level:	The closing level of the applicable Reference Index on the Valuation Date.
Trigger Level and Coupon Barrier:	For each Reference Index, 70% of the Initial Level, as will be specified on the cover of the final pricing supplement relating to the Notes.
Call Observation Dates:
Quarterly on March 18, June 18, September 18 and December 18 of each year, beginning on December 18, 2016, up to and including the Valuation Date, subject to postponement as described in the product prospectus supplement.

Call Feature:	If, on any Call Observation Date, the closing level of each Reference Index is greater than or equal to its Initial Level, then the Notes will be automatically called.

P-2	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Settlement Dates:	If the Notes are called on any Call Observation Date, the Call Settlement Date will be the immediately following Coupon Payment Date.
Payment at Maturity (if held to maturity):
If the Notes are not called, we will pay you at maturity an amount based on the Final Level of the Worst Performing Reference Index:
•         If the Final Level of the Worst Performing Reference Index is greater than or equal to its Trigger Level, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.
•          If the Final Level of the Worst Performing Reference Index is below its Trigger Level, the investor will receive at maturity, for each $1,000 in principal amount, a cash payment equal to:
Principal Amount + (Principal Amount x Percentage Change of the Worst Performing  Reference Index)

In this case, you will lose all or a portion of the principal amount of the Notes.

Worst Performing Reference Index:	The Reference Index with the largest percentage decrease (or the smallest percentage increase, if none decrease) between its Initial Level and its Final Level.
Percentage Change:	For each Reference Index, an amount, expressed as a percentage, equal to: Final Level- Initial Level Initial Level
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid cash-settled contingent income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus)
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P-3	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated April 30, 2015, as supplemented by the prospectus supplement dated April 30, 2015 and the product prospectus supplement dated May 8, 2015, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated April 30, 2015 and in the product prospectus supplement dated May 8, 2015, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003442/l429151424b3.htm

Prospectus Supplement dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003446/n429152424b3.htm

Product Prospectus Supplement TP-2 dated May 8, 2015:
https://www.sec.gov/Archives/edgar/data/1000275/000121465915003776/f57150424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
HYPOTHETICAL EXAMPLES
The examples below are based on the following terms:
Hypothetical Initial Level (for each Reference Index):	100*
Hypothetical Trigger Level and Coupon Barrier (for each Reference Index):	70.00, which is 70% of the Initial Level
Hypothetical Contingent Coupon Rate:	6.50% per annum (or 1.625% per quarter) (the midpoint of the range set forth above)
Contingent Coupon Amount:	$16.25 per quarter
Coupon Observation Dates:	Quarterly
Call Observation Dates:	Quarterly (beginning in December 2016)
Principal Amount:	$1,000 per Note
* The hypothetical Initial Level of 100 used in the examples below has been chosen for illustrative purposes only and does not represent any of the actual Initial Levels.  The actual Initial Level of each Reference Index will be set forth on the cover page of the final pricing supplement relating to the Notes.

In Examples 1 and 2, the hypothetical closing level of each Reference Index is greater than or equal to its hypothetical Initial Level on one of the Call Observation Dates.  Because the hypothetical closing level of each Reference Index is greater than or equal to its hypothetical Initial Level on one of the Call Observation Dates, the Notes will be automatically called.  In Examples 3 and 4, the hypothetical closing level of one or both of the Reference Indices on each of the Call Observation Dates is less than its Initial Level, and, consequently, the Notes will not be automatically called.  We make no representation or warranty as to the performance of any Reference Index.  It is possible that the Final Level of each Reference Index will be less than its Initial Level.
Example 1
Coupon Observation Dates	Hypothetical Closing Level of Reference Index #1	Hypothetical Closing Level of Reference Index #2	Contingent Coupon	Payment if the Notes are Called
#1	105	103	$16.25	N/A
#2	106	107	$16.25	N/A
#3	107	108	$16.25	N/A
#4 (corresponding to the first Call Observation Date)	107	108	$16.25	$1,000
#5-9	N/A	N/A	N/A	N/A
Valuation Date	N/A	N/A	N/A	N/A

In Example 1, the Notes will be automatically called following the first Call Observation Date as the closing level of each Reference Index on the first Call Observation Date is greater than its Initial Level.  This payment will be calculated as follows:  Principal Amount + Contingent Coupon = $1,000.00 + $16.25 = $1,016. 25

P-5	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
In this example, the Call Feature limits the term of your investment to approximately twelve months.
Example 2
Coupon Observation Dates	Hypothetical Closing Level of Reference Index #1	Hypothetical Closing Level of Reference Index #2	Contingent Coupon	Payment if the Notes are Called
#1	88	94	$16.25	N/A
#2	106	97	$16.25	N/A
#3	105	98	$16.25	N/A
#4 (corresponding to the first Call Observation Date)	107	98	$16.25	N/A
#5 (corresponding to the second Call Observation Date)	115	111	$16.25	$1,000
#6-9	N/A	N/A	N/A	N/A
Valuation Date	N/A	N/A	N/A	N/A
In Example 2, the Notes will be automatically called following the second Call Observation Date, as the closing level of each Reference Index is greater than its Initial Level.  (The Notes will not be called on the first Call Observation Date, as the closing level of only one of the Reference Indices is greater than its Initial Level.) As the closing level of each Reference Index on the first four Coupon Observation Dates is greater than the Coupon Barrier, you will receive the Contingent Coupon of $16.25 with respect to each of those Coupon Observation Dates, for a total of $65.00 in Contingent Coupon payments prior to the automatic call.  Following the fifth Coupon Observation Date, you will receive a payment of $1,016.25, which includes the Contingent Coupon with respect to the fifth Coupon Observation Date. This payment will be calculated as follows:
Principal Amount + Contingent Coupon = $1,000.00 + $16.25 = $1,016.25
In this example, the Call Feature limits the term of your investment to approximately 15 months.  Further, although each of the Reference Indices appreciates from the Initial Level on the second Call Observation Date, you will only receive a payment of $1,016.25 per Note and will not fully benefit from that appreciation.

P-6	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
Examples 3 and 4 illustrate the payment at maturity per Note based on the Final Level of the Worst Performing Reference Index.

Example 3
Coupon Observation Dates	Hypothetical Closing Level of the Worst Performing Reference Index	Contingent Coupon	Payment if the Notes are Called
#1	62	$0	N/A
#2	58	$0	N/A
#3	59	$0	N/A
#4 (corresponding to the First Call Observation Date)	64	$0	N/A
#5	59	$0	N/A
#6-9	Various levels below the Coupon Barrier	$0	N/A
Valuation Date	60	$0	N/A
Payment at Maturity	$600

In Example 3, the closing level of the Worst Performing Reference Index remains below the Coupon Barrier and Trigger Level throughout the term of the Notes.  As a result, you will not receive any Contingent Coupons during the term of the Notes and, at maturity, you will be fully exposed to the decline in this Reference Index.  As the Final Level of the Worst Performing Reference Index is less than its Trigger Level, the value of the cash that you receive at maturity will be significantly less than the principal amount of the Notes. The payment at maturity will be calculated as follows:
Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Reference Index)
= $1,000.00 + ($1,000.00 x -40.00%) = $1,000.00 - $400.00 = $600.00
In this example, your payment at maturity represents a 40.00% loss, which is proportionate to the decline in the Worst Performing Reference Index.

P-7	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
Example 4
Coupon Observation Dates	Hypothetical Closing Level of the Worst Performing Reference Index	Contingent Coupon	Payment if the Notes are Called
#1	62	$0	N/A
#2	58	$0	N/A
#3	64	$0	N/A
#4	59	$0	N/A
#5-9	Various prices or levels below the Coupon Barrier	$0	N/A
Valuation Date	76	$16.25	N/A
Payment at Maturity	$1,016.25

In Example 4, the closing level of the Worst Performing Reference Index decreases to a Final Level of 76.  Although the Final Level of the Worst Performing Reference Index is less than its Initial Level, because the Final Level of the Worst Performing Reference Index is greater than its Trigger Level, you will receive the principal amount plus the Contingent Coupon with respect to the final Coupon Observation Date.  The payment at maturity will be:

$1,000.00 + $16.25 = $1,016.25

P-8	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
SELECTED RISK FACTORS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in any Reference Index.  These risks are explained in more detail in the section “Risk Factors,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose some or a substantial portion of their principal amount if there is a decline in the level of any Reference Index between the trade date and the Valuation Date. If the Notes are not automatically called and the Final Level of the Worst Performing Reference Index on the Valuation Date is less than the Trigger Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing level of the Worst Performing Reference Index from the trade date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the maturity date may not be sufficient to compensate for any such loss.
•	The Notes Are Subject to an Automatic Call — If on any Call Date, the closing level of each Reference Index is equal to or greater than its Initial Level, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date. You will not receive any coupon payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.
•	You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing level of any of the Reference Indices on a Coupon Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that date. If the closing level of any of the Reference Indices is less than the Coupon Barrier on each of the Coupon Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon on the Maturity Date, you will also incur a loss of principal, because the Final Level of the Worst Performing Reference Index will be less than the Trigger Level.
•	Your Payment at Maturity May Be Determined Solely by Reference to the Worst Performing Reference Index Even if the Other Reference Index Performs Better — If the Final Level of one of the Reference Indices is less than its applicable Trigger Level, your payment at maturity will be determined by reference to the performance of the Worst Performing Reference Index. Even if the Final Level of the other Reference Index has increased compared to its Initial Level, or has experienced a decrease that is less than that of the Worst Performing Reference Index, your return will only be determined by reference to the performance of the Worst Performing Reference Index, regardless of the performance of the other Reference Index.
•	Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.
•	The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Indices. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Coupon Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as the first Call Observation Date, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Worst Performing Reference Index, even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the securities included in the Reference Indices.
•	Reinvestment Risk — If your Notes are redeemed early, the term of the Notes may be as short as approximately one year. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are redeemed prior to the Maturity Date.

P-9	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the Contingent Coupon payments and the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations on the applicable payment dates. This will be the case even if the levels of the Reference Indices increase after their Initial Levels are determined. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	You Will Not Have Any Rights to the Constituent Stocks Included in Any Reference Index — Investing in the Notes will not make you a holder of any of the constituent stocks of any of the Reference Indices. As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the constituent stocks included in any of the Reference Indices would have. The payments on the Notes will not reflect any dividends paid on the securities included in the Reference Indices.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the levels of the Reference Indices, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•	The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•	Inconsistent Research — Royal Bank or its affiliates may issue research reports on securities that are, or may become, components of the Reference Indices. We may also publish research from time to time on financial markets and other matters that may influence the levels of the Reference Indices or the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes or with the investment view implicit in the Notes or the Reference Indices. You should make your own independent investigation of the merits of

P-10	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
investing in the Notes and the Reference Indices.
•	Market Disruption Events and Adjustments — The payment dates are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-11	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
INFORMATION REGARDING THE REFERENCE INDICES
All disclosures contained in this terms supplement regarding the Reference Indices, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the applicable index sponsor.  Each of these sponsors has no obligation to continue to publish, and may discontinue publication of, the applicable Reference Index. The consequences of an index sponsor discontinuing publication of a Reference Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of a Reference Index.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of any Reference Index or any successor index.
The SPX
The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P Dow Jones Indices LLC chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P Dow Jones Indices LLC uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P Dow Jones Indices LLC include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of November 30, 2015, indicated in parentheses: Consumer Discretionary (13.1%); Consumer Staples (9.6%); Energy (7.1%); Financials (16.6%); Health Care (14.6%); Industrials (10.1%); Information Technology (20.9%); Materials (2.9%); Telecommunication Services (2.3%); and Utilities (3.9%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.
S&P Dow Jones Indices LLC calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Computation of the SPX
While S&P Dow Jones Indices LLC currently employs the following methodology to calculate the SPX, no assurance can be given that S&P Dow Jones Indices LLC will not modify or change this methodology in a manner that may affect the Payment at Maturity.
Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P Dow Jones Indices LLC began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P Dow Jones Indices LLC’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.
Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P Dow Jones Indices LLC would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P Dow Jones Indices LLC would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P Dow Jones Indices LLC calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.
Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.
License Agreement

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.
The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes.  There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the value of the Notes.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing levels of the SPX. The information

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
provided in the table is for the three calendar quarters of 2015, and for the period from October 1, 2015 to December 8, 2015.
Period-Start Date	Period-End Date	High Intra-Day Level of the Reference Index	Low Intra-Day Level of the Reference Index	Period-End Closing Level of the Reference Index
1/1/2011	3/31/2011	1,344.07	1,249.05	1,325.83
4/1/2011	6/30/2011	1,370.58	1,258.07	1,320.64
7/1/2011	9/30/2011	1,356.48	1,101.54	1,131.42
10/1/2011	12/31/2011	1,292.66	1,074.77	1,257.60
1/1/2012	3/31/2012	1,419.15	1,258.86	1,408.47
4/1/2012	6/30/2012	1,422.38	1,266.74	1,362.16
7/1/2012	9/30/2012	1,474.51	1,325.41	1,440.67
10/1/2012	12/31/2012	1,470.96	1,343.35	1,426.19
1/1/2013	3/31/2013	1,570.28	1,426.19	1,569.19
4/1/2013	6/30/2013	1,687.18	1,536.03	1,606.28
7/1/2013	9/30/2013	1,729.86	1,604.57	1,681.55
10/1/2013	12/31/2013	1,849.44	1,646.47	1,848.36
1/1/2014	3/31/2014	1,883.97	1,737.92	1,872.34
4/1/2014	6/30/2014	1,968.17	1,814.36	1,960.23
7/1/2014	9/30/2014	2,019.26	1,904.78	1,972.29
10/1/2014	12/31/2014	2,093.55	1,820.66	2,058.90
1/1/2015	3/31/2015	2,119.59	1,980.90	2,067.89
4/1/2015	6/30/2015	2,134.72	2,048.38	2,063.11
7/1/2015	9/30/2015	2,132.82	1,867.01	1,920.03
10/1/2015	12/8/2015	2,116.48	1,893.70	2,063.59
The graph below illustrates the performance of the SPX from January 3, 2011 to December 8, 2015, based on a hypothetical Initial Level of 2,063.59, which was the closing level of the SPX on December 8, 2015. The dotted line represents a hypothetical Coupon Barrier and Trigger Level of 1,444.51, which is equal to 70.00% of the hypothetical Initial Level.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
The SX5E
The SX5E was created by STOXX Limited (“STOXX”), as a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the SX5E began in February 1998, based on an initial level of 1,000 at December 31, 1991.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.  Additional information about the Index is available on the STOXX website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this terms supplement.
For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization.  The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.
The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.
The SX5E is composed of 50 component stocks of market sector leaders from within the EURO STOXX® supersector indices, which includes stocks selected from the Eurozone portion of the STOXX Europe 600® supersector indices. The component stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.
Index Composition and Maintenance
The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.
The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.
The SX5E is subject to a “fast exit rule.”  The index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.
The SX5E is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.
The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.
Index Calculation
The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:
Index = free float market capitalization of the index at the time    x 1000
adjusted base date market capitalization of the index

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
The “free float market capitalization of the index” is equal to the sum of the products of the closing price, market capitalization and free float factor, as of the time that the SX5E is being calculated. The divisor of the SX5E is adjusted to maintain the continuity of the SX5E’s values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.
License Agreement
Royal Bank of Canada has entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the SX5E in connection with the issuance of certain securities, including the Notes.
STOXX has no relationship to Royal Bank of Canada, other than the licensing of the SX5E and its service marks for use in connection with the Notes.
STOXX does not:
▪	sponsor, endorse, sell or promote the Notes.
▪	recommend that any person invest in the Notes or any other financial products.
▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
▪	have any responsibility or liability for the administration, management or marketing of the Notes.
▪	consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the SX5E or have any obligation to do so.
STOXX will not have any liability in connection with the Notes.  Specifically, STOXX does not make any warranty, express or implied, and STOXX disclaims any warranty about:
•	the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;
•	the accuracy or completeness of the SX5E or its data;
•	the merchantability and the fitness for a particular purpose or use of the SX5E or its data;
•	any errors, omissions or interruptions in the SX5E or its data; and
•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.
The licensing relating to the use of the SX5E and trademark referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank, and not for any other third parties.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing levels of the SX5E. The information provided in the table is for the four calendar quarters of 2011, 2012, 2013 and 2014, the first three quarters of 2015, and for the period from October 1, 2015 to December 8, 2015. On December 8, 2015, the closing level of the Reference Index was 3,297.46.
Period-Start Date	Period-End Date	High Intra-Day Level of the Reference Index	Low Intra-Day Level of the Reference Index	Period-End Closing Level of the Reference Index
1/1/2011	3/31/2011	3,077.24	2,717.74	2,910.91
4/1/2011	6/30/2011	3,029.68	2,692.95	2,848.53
7/1/2011	9/30/2011	2,887.30	1,935.89	2,179.66
10/1/2011	12/31/2011	2,506.22	2,054.98	2,316.55
1/1/2012	3/31/2012	2,611.42	2,279.73	2,477.28
4/1/2012	6/30/2012	2,509.93	2,050.16	2,264.72
7/1/2012	9/30/2012	2,604.77	2,142.46	2,454.26
10/1/2012	12/31/2012	2,668.23	2,427.32	2,635.93
1/1/2013	3/31/2013	2,754.80	2,563.64	2,624.02
4/1/2013	6/30/2013	2,851.48	2,494.54	2,602.59
7/1/2013	9/30/2013	2,955.47	2,539.15	2,893.15
10/1/2013	12/31/2013	3,116.23	2,891.39	3,109.00
1/1/2014	3/31/2014	3,185.68	2,944.13	3,161.60
4/1/2014	6/30/2014	3,325.50	3,083.43	3,228.24
7/1/2014	9/30/2014	3,301.15	2,977.52	3,225.93
10/1/2014	12/31/2014	3,278.97	2,789.63	3,146.43
1/1/2015	3/31/2015	3,742.42	2,998.53	3,697.38
4/1/2015	6/30/2015	3,836.28	3,374.18	3,424.30
7/1/2015	9/30/2015	3,714.26	2,973.16	3,100.67
10/1/2015	12/8/2015	3,524.04	3,036.17	3,297.46
The graph below illustrates the performance of the SX5E from January 3, 2011 to December 8, 2015, based on a hypothetical Initial Level of 3,297.46, which was the closing level of this Reference Index on December 8, 2015. The dotted line represents a hypothetical Coupon Barrier and Trigger Level of 2,308.22, which is equal to 70.00% of its hypothetical Initial Level.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about December 23, 2015, which is the third (3rd) business day following the trade date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated April 30, 2015. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated April 30, 2015.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of each of the Reference Indices.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Indices, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the trade date being less than their public offering price.  See “Selected Risk Factors—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices, due June 21, 2018
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent, supersedes, the discussion in the product prospectus supplement dated May 8, 2015 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
Recently finalized U.S. Treasury Department regulations provide that withholding on “dividend equivalent” payments (as discussed in the product prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.
The U.S. Treasury Department and the IRS have announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the product prospectus supplement) on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018.

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